Stacie S. Aarestad

+1 617 239 0314

saarestad@edwardswildman.com

July 16, 2014

BY EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Lamar Media Corp.
Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of Lamar Media Corp. (the “Company”) and its co-registrants, each of which is a corporation, limited liability company or partnership wholly owned, directly or indirectly by the Company (the “Guarantors”), we deliver to you for filing under the Securities Act of 1933, as amended (the “Securities Act”), a Registration Statement on Form S-4 (the “Registration Statement”).

Further, in connection with the Registration Statement, the Company and the Guarantors have authorized us to make the following representations to the Commission on their behalf:

1. The Company is registering under the Securities Act the Company’s issuance of 5 3/8% Senior Notes due 2024 (the “New Notes”) to be offered in exchange (the “Exchange Offer”) for its outstanding 5 3/8% Senior Notes due 2024 that the Company issued in a private placement pursuant to Section 4(a)(2) of the Securities Act and Regulation S under the Securities Act on January 10, 2014 (the “Old Notes”), in reliance on the staff’s positions in Shearman & Sterling (available July 2, 1993), Morgan Stanley Co. Incorporated (available June 5, 1991), Mary Kay Cosmetics, Inc. (available June 5, 1991) and Exxon Capital Holding Corporation (available April 13, 1989);

2. Neither the Company nor any of the Guarantors have entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Company’s and Guarantors’ information and belief, each person who will participate in the Exchange Offer will be acquiring the New Notes in the ordinary course of its business and will have no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Company and the Guarantors will make each person participating in the Exchange

Securities and Exchange Commission

July 16, 2014

Offer aware (through the Exchange Offer prospectus) that any security holder using the Exchange Offer to participate in a distribution of the New Notes (a) may not rely on the staff positions in the Shearman & Sterling, Morgan Stanley Co. Incorporated, Mary Kay Cosmetics, Inc. or Exxon Capital Holding Corporation no-action letters or similar letters and (b) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a resale transaction. The Company and the Guarantors acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act;

3. Any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (which will be the Exchange Offer prospectus) in connection with any such resale; and

4. Each offeree, in executing or delivering the letter of transmittal, will represent to the Company and the Guarantors that it is acquiring the New Notes in the ordinary course of its business and that it is not engaged in, and does not intend to engage in, a distribution of the New Notes. If the offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, it will acknowledge in the letter of transmittal that it will deliver a prospectus meeting the requirements of the Securities Act (which will be the Exchange Offer prospectus) in connection with any resale of the New Notes received with respect to such Old Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Further, the Company and the Guarantors understand that broker-dealers may participate in the Exchange Offer with respect to Old Notes acquired for their own accounts as a result of market-making activities or other trading activities, provided that (1) in connection with any resales of New Notes received in exchange for such Old Notes, the broker-dealer delivers a prospectus meeting the requirements of the Securities Act (which will be the Exchange Offer prospectus) so long as it contains a plan of distribution with respect to such resale transaction (such plan of distribution need not name the broker-dealer or disclose the amount of New Notes held by the broker-dealer) and (2) the broker-dealer has not entered into any arrangements or understanding with the issuer or an affiliate of the issuer to distribute the New Notes.

Securities and Exchange Commission

July 16, 2014

If you have any questions regarding the foregoing, please contact me at (617) 239-0314.

Very truly yours,

/s/ Stacie S. Aarestad

Stacie S. Aarestad